Mail Stop 3561

July 25, 2008

Mr. John R. Schimkaitis
President and Chief Executive Officer
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, Delaware 19904

> **RE:** **Chesapeake Utilities Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 1-11590**

Dear Mr. Schimkaitis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

1.   Your tables of operating revenues by customer class under the natural gas
        distribution heading on page one and natural gas transmission heading on page
        two and the table of operating revenues of your propane distribution operations on
        page four appear to represent non-GAAP financial measures since the amounts do
        not sum to the amount of aggregate revenues presented in the financial statements
        or segment revenues presented in Note C on page 45. Please revise so that your
        disclosure of revenues by product in the narrative description of your business is
        based on the revenue amounts reported in the financial statements. Please refer to
        Item 10(e) of Regulation S-K and Questions 16 of "Frequently Asked Questions
        Regarding the Use of Non-GAAP Financial Measures" available on our website
        at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Report of Independent Registered Public Accounting Firm, page 33

2.   We note that the report differs from the report included in the 2007 financial
        information accompanying your summary annual report to shareholders submitted
        on April 4, 2008. Please advise or revise.

Consolidated Statement of Cash Flows, page 36

3.   Please provide supplemental disclosure regarding non-cash financing
        transactions. Refer to paragraph 32 of SFAS 95. Also, please consider disclosing
        the cash flow effects resulting from share-based payment arrangements separately
        from other employee benefit and compensation expense. Refer to paragraph 64d.
        of SFAS 123(R).

Consolidated Statement of Stockholders' Equity, page 39

4.   Please provide us with a summary of cash and non-cash capital transactions for
        each year presented together with reconciliations to the cash transactions reflected
        in the statements of cash flows. In doing so, please include reconciliations of
        employee benefits and compensation expense, issuance of stock including
        dividend reinvestment and retirement savings plans, treasury stock transactions
        and cash dividends paid. In future filings please consider revising your
        presentation and related disclosures to facilitate an understanding of the changes
        in your capital accounts.

Mr. John R. Schimkaitis
Chesapeake Utilities Corporation
July 25, 2008
Page 3

Note A. Summary of Accounting Policies, page 41

5.   Please disclose the types of costs included in cost of sales, operations expense and maintenance expense line items in the statements of operations.

6.   Please disclose your accounting policies related to asset retirement obligations and provide the disclosures in paragraphs 22a.-c. of SFAS 143 or tell us why you believe these disclosures are not required.

7.   Please disclose the nature of depreciation and accretion included in other operating costs disclosed in the statements of cash flows as an adjustment to reconcile net income to net operating cash. Additionally, tell us how you classify cash payments for debt issuance costs in the statements of cash flows.

Income Taxes and Investment Tax Credit Adjustments, page 43

8.   Please disclose the information required by paragraphs 20 and 21 of FIN 48 or tell us why you believe these disclosures are not required.

Note H. Long-term Debt, page 47

9.   We note that you are required to maintain a ratio of equity to total capitalization of 40% under the most restrictive covenant contained in your debt agreements. As such, please disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Also, please tell us whether your consolidated subsidiaries are restricted from transferring funds to you in the form of loans, advances or cash dividends under the terms of your debt agreements or by regulatory agencies. If so, tell us the amount of the restricted net assets of your consolidated subsidiaries and how you compute the amount. If the restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets, please describe the nature of the restrictions on the ability of consolidated subsidiaries to transfer funds to you and disclose the amount of their restricted net assets as of the end of the most recently completed fiscal year, and provide Schedule I. Refer to Rules 4-08(e)(3) and 5-04 of Regulation S-X.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief